Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	2002	2003	2004	2005	2006
	(restated)	(restated)	(restated)	(restated)
	(Dollars in thousands, except ratios)

Earnings before income taxes	$23,831	$20,126	$24,481	$34,573	$35,588

Earnings from unconsolidated companies excluding equity in undistributed earnings of unconsolidated companies	7,892	7,080	8,165	9,752	10,700

Add back dividends received	—	—	—	—	—

Total earnings before income taxes	$31,783	$27,206	$32,646	$44,325	$46,288

Fixed charges:

Interest	$21,691	$22,549	$22,628	$31,822	$48,177

Amortization of finance costs	1,617	3,280	2,276	2,845	5,580

Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	23,308	25,829	24,904	34,667	53,757

Interest factor of rent expense	369	455	572	637	692

Total fixed charges	23,677	26,284	25,476	35,304	54,449

Capitalized interest	1,271	1,795	1,708	448	1,735

Fixed charges (excluding capitalized interest)	$22,406	$24,489	$23,768	$34,856	$52,714

Earnings before fixed charges (excluding capitalized interest) and income taxes	$49,408	$51,695	$56,414	$79,181	$99,002

Ratio of earnings to fixed charges	2.1	2.0	2.2	2.2	1.8

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$—